Exhibit 99.1

ASX, Nasdaq and Media Release

April 10, 2025

Opthea Provides Corporate Update

Reduction in force of approximately 65% to preserve cash

Opthea estimates cash and cash equivalents of US$100M as of March 2025

Melbourne, Australia, and Princeton, N.J., 10 April 2025 -- Opthea Limited (ASX/NASDAQ: OPT, “Opthea”, the “Company”) today provided a corporate update following the termination of its COAST (Combination of OPT-302 with Aflibercept Study) and ShORe (Study of OPT-302 in combination with Ranibizumab) Phase 3 clinical trials.

In light of the negative trial results, the Board has made the decision to take additional steps to reduce the Company’s cost base, including by reducing its workforce by approximately 65%. A limited number of employees will remain in place to ensure the compliant termination of clinical trial activities and oversee administration operations.

“Following the negative Phase 3 trial results, and in consultation with the Company’s Development Funding Agreement (DFA) Investors, the Board has concluded that it is in the best interest of our investors to conserve cash,” said Fred Guerard, PharmD, Chief Executive Officer of Opthea. “We are grateful for the numerous contributions of our colleagues leaving Opthea and wish them the best for their future endeavors.”

It is expected that this workforce reduction will be effective from May 1, 2025. The one-off costs associated with the reduction in force will be approximately US$4.5M, and will result in a reduction in monthly employee costs of approximately US$1M.

Opthea estimates unaudited cash and cash equivalents of US$100M at the end of March 2025.

As previously disclosed, the Company remains in active negotiations with its DFA Investors, pursuant to and as required under the DFA, to explore possible options to deliver the best outcome for the Company and its shareholders.

A copy of the DFA is included as Exhibit 4.19 to Opthea’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on August 30, 2024.

In light of these matters, there remains material uncertainty as to Opthea's ability to continue as a going concern. (1) As noted above, discussions with the DFA Investors are ongoing and Opthea cannot be certain as to the outcome of those discussions or when that outcome may become known.

Opthea is currently relying on the "safe harbour" provisions in section 588GA of the Corporations Act 2001 (Cth).

Trading in Opthea’s listed securities will be suspended by ASX under ASX Listing Rule 17.3 until Opthea is in a position to provide an announcement to the market providing more clarity on these issues and the impact on Opthea’s financial position.

Authorized for release to ASX by The Board of Directors.

Forward-Looking Statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the US Private Securities Litigation Reform Act of 1995. The words “expect”, “believe”, “should”, “could”, “may”, “will”, “plan” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this ASX announcement include statements regarding possible outcomes in connection with the DFA and Opthea’s ability to continue as a going concern. Forward-looking statements, opinions and estimates provided in this ASX announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to future capital requirements, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, clinical research organization and labor costs, intellectual property protections, and other factors that are of a general nature which may affect the future operating and financial performance of the Company including risk factors set forth in Opthea’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission (the “SEC”) on August 30, 2024, and other future filings with the SEC. Actual results, performance or achievements may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this ASX announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable law.

Investor Inquiries	Join our email database to receive program updates:
PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited